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                            May 8, 2020

       Sterling Griffin
       Chief Executive Officer and President
       Harbor Custom Development, Inc.
       11505 Burnham Dr., Suite 301
       Gig Harbor, Washington 98332

                                                        Re: Harbor Custom
Development, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 28,
2020
                                                            File No. 333-237507

       Dear Mr. Griffin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2020 letter.

       Amendment No. 1 to Form S-1 Filed April 28, 2020

       General

   1. Please ensure that your filing discloses all information currently represented by blanks, except information that
Rule 430A permits you to exclude. Also file all required exhibits to your registration
statement.
       Summary Financial Data
       Other Financial Data, page 6

   2. We note your response to prior comment 2 and your revised disclosure to the Other
                                                        Financial Data table.
However, we note your discussion of EBITDA margin on page
                                                        49. Please re-label the
measure to more appropriately characterize the non-GAAP measure
 Sterling Griffin
Harbor Custom Development, Inc.
May 8, 2020
Page 2
      or remove such disclosure for consistency.
       You may contact Isaac Esquivel at 202-551-3395 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                         Sincerely,
FirstName LastNameSterling Griffin
                                                         Division of
Corporation Finance
Comapany NameHarbor Custom Development, Inc.
                                                         Office of Real Estate
& Construction
May 8, 2020 Page 2
cc:       Lynne Bolduc, Esq.
FirstName LastName